

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2020

Charles Barrantes
Chief Financial Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

Re: General Finance Corporation
Form 10-K for the Fiscal Year Ended June 30, 2019
Filed September 12, 2019
File No. 1-32845

Dear Mr. Barrantes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed September 12, 2019

Consolidated Balance Sheets, page F-3

1. Please tell us your consideration of presenting classified balance sheets. Refer to Rules 5-02.9 and 5-02.21 of Regulation S-X.

Consolidated Statements of Comprehensive Income/Loss, page F-5

2. Please tell us your consideration of disclosing totals for other comprehensive income (loss) for the years presented. Refer to ASC 220-10-45-1B(b).

3. Please tell us your consideration of disclosing either on the face of the statements or as a separate disclosure in the notes, the changes in the accumulated balances for each component of other comprehensive income included in that separate component of equity. Refer to ASC 220-10-45-14A.

Notes to Consolidated Financial Statements
Property, Plant and Equipment, page F-11

4. Please tell us your consideration of disclosing the amount of depreciation expense for each year presented. Please refer to ASC 360-10-50-1.

Lease Fleet, page F-12

5. Please tell us your consideration of disclosing accumulated depreciation at each balance sheet date and the amount of depreciation expense for each year presented. Please refer to ASC 360-10-50-1.

Intangible Assets, page F-14

6. Please tell us your consideration of disclosing amortization expense for each year presented. Please refer to ASC 350-30-50-2.

Contract Costs and Liabilities, page F-16

7. Please tell us your consideration of providing a tabular reconciliation of the changes in the aggregate product warranty liability at each balance sheet date, including the:

   • beginning balance of the aggregate product warranty liability;
   • aggregate reductions in that liability for payments made under the warranty;
   • aggregate changes in the liability for accruals related to product warranties issued during the reporting period;
   • aggregate changes in the liability for accruals related to preexisting warranties; and
   • ending balance of the aggregate product warranty liability.

   Please refer to ASC 460-10-50-8.

Note 5. Senior and Other Debt
Senoir Notes, page S-1

8. We note the Indenture limit the Company's ability to pay dividends and that you provided Schedule I. Please tell us your consideration of disclosing the most significant restrictions on the payment of dividends, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions and the amount of restricted net assets of unconsolidated subsidiaries and consolidated subsidiaries as of June 30, 2019. Refer to Rule 4-08(e)(1) and (3)(i) and (ii) of Regulation S-X.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services